UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

Gibson Energy ULC, or Gibson Energy, an independent midstream energy company, today announced the resignation of William H. Shea, Jr. and Robert J. Pritchard from the boards of each of Gibson Energy, Gibson Energy Holding ULC, or Gibson Parent, and GEP Midstream Finance Corp., effective April 21, 2011.

In addition, on April 27, 2011, Gibson Energy Inc., or GEI, an affiliate of Gibson Energy, filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the proposed initial public offering of common shares by the corporation that will result from the amalgamation of Gibson Parent, 1441682 Alberta Ltd. and GEI.

A copy of the preliminary prospectus has been filed on SEDAR and is available for review at www.sedar.com.

This report does not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States, in any province or territory of Canada or in any other jurisdiction. The securities to be offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or absent an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.  The preliminary prospectus has not yet become final for the purpose of a distribution to the public and there shall not be any sale or any acceptance of an offer to buy these securities in any province or territory of Canada prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such province or territory.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

By:	/s/ A. Stewart Hanlon
Name:	A. Stewart Hanlon
Title:	President and Chief Executive Officer

Date: April 28, 2011